UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N.V. Koninklijke Nederlandsche
Petroleum Maatschappij

(Name of Issuer)

Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)

Ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)

780257804

(CUSIP Number)

Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 780257804

1.	Name of Reporting Person: Royal Dutch Shell plc		I.R.S. Identification Nos. of above persons (entities only): None

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,042,543,273

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,042,543,273

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,042,543,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 98.70%

14.	Type of Reporting Person (See Instructions): HC, CO

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AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and restates Items 3, 4(h) and 5(a) of the Schedule 13D filed by Royal Dutch Shell plc (“Royal Dutch Shell”) on July 29, 2005 (the “Schedule 13D”) in respect of the ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Ordinary Shares”) of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company organized pursuant to the laws of the Netherlands (“Royal Dutch”). Capitalized terms used in this Amendment No. 1 but not defined herein have the meanings given to such terms in the Schedule 13D.

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Item 3. Source and Amount of Funds or Other Consideration
     Royal Dutch Shell has acquired beneficial ownership of 2,042,543,273 Ordinary Shares of Royal Dutch, or 98.70% of the Ordinary Shares of Royal Dutch. This includes (i) all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and (ii) all Ordinary Shares tendered in the Subsequent Offer Acceptance Period (including 7,033,283 Ordinary Shares in New York registry form tendered in the Subsequent Offer Acceptance Period pursuant to notice of guaranteed delivery). Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer via the guaranteed delivery procedure not delivered to the U.S. exchange agent in respect of the Offer as required by the Prospectus. Under the terms of the Exchange Offer, (a) for every Ordinary Share or Royal Dutch held in New York registry form tendered in the Exchange Offer, the tendering shareholder received one Royal Dutch Shell Class A American depository receipt (each, a “Class A ADR”) representing two Royal Dutch Shell Class A ordinary shares of Royal Dutch (each, a “Class A Share”) and (b) for every Ordinary Share of Royal Dutch held in bearer or Hague registry form tendered in the Exchange Offer, the tendering shareholder received two Class A Shares. Other than the issuance of Class A Shares and Class A ADRs, no consideration was paid to shareholders of Royal Dutch in connection with the Exchange Offer.

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Item 4. Purpose of Transaction
     (h) The Ordinary Shares of Royal Dutch have been removed from the Official List of the UK Listing Authority and from trading on the London Stock Exchange with effect from 20 July 2005. Following the achievement of an acceptance level in the Exchange Offer in excess of the 95% required to de-list from Euronext Amsterdam, Royal Dutch Shell requested that Royal Dutch seek de-listing from Euronext Amsterdam. A request from Royal Dutch to de-list has subsequently been approved by Euronext Amsterdam, and the last day of trading of Royal Dutch Shares on Euronext Amsterdam will be 30 September 2005. Royal Dutch Shell also requested that Royal Dutch seek de-listing from the New York Stock Exchange. In accordance with New York Stock Exchange procedures, on August 9, 2005, Royal Dutch furnished the New York Stock Exchange with a copy of a board resolution in respect of de-listing adopted on August 5, 2005. It is expected that Royal Dutch will file an application with the US Securities and Exchange Commission to withdraw the Ordinary Shares of Royal Dutch from listing on the New York Stock Exchange in the near future.
Item 5. Interest in Securities of Royal Dutch
     (a) Royal Dutch Shell has acquired beneficial ownership of 2,042,543,273 Ordinary Shares of Royal Dutch, or 98.70% of the Ordinary Shares of Royal Dutch

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(the “Subject Shares”). This includes (i) all Ordinary Shares exchanged by Royal Dutch Shell for Royal Dutch Shell shares in the Offer and (ii) all Ordinary Shares tendered in the Subsequent Offer Acceptance Period (including 7,033,283 Ordinary Shares in New York registry form tendered in the Subsequent Offer Acceptance Period pursuant to notice of guaranteed delivery). Royal Dutch Shell did not exchange and does not intend to seek delivery of, and therefore disclaims beneficial ownership of, 2,982,288 Ordinary Shares in New York registry form tendered in the Offer via the guaranteed delivery procedure not delivered to the U.S. exchange agent in respect of the Offer as required by the Prospectus.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 9, 2005

ROYAL DUTCH SHELL PLC
by	/s/ Mark Edwards
Name: Mark Edwards
Title: Assistant Company Secretary

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